Exhibit 99.1

Greenbrook TMS Announces Dates for Its Second Quarter 2022 Financial Results

TORONTO--(BUSINESS WIRE)--July 27, 2022--Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), will release its 2022 second quarter operational and financial results after market hours on August 2, 2022.

SECOND QUARTER 2022 CONFERENCE CALL DETAILS:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on August 3, 2022 to discuss the financial results for the quarter.

Dial in Numbers:

Toll Free North America: 1 (888) 886 7786
Toronto: (416) 764 8658

Webcast:

For more information or to listen to the call via webcast, please visit:
www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Following the live call, a replay will be available on the Investor Relations section of the Company’s website, www.greenbrooktms.com/investors/events.htm

About Greenbrook TMS Inc.

Operating through 193 Company-operated treatment centers (including those added through the Acquisition), Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 840,000 TMS treatments to over 24,000 patients struggling with depression.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact Information:
investorrelations@greenbrooktms.com
1-855-797-4867